October 20, 2005
Via Edgar and Facsimile
(202) 772-9217

Mr. Jim B. Rosenberg,
     Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549

Re:	Comprehensive Care Corporation
Form 10-K for the fiscal year ended May 31, 2005
File Number 1-9927

Dear Mr. Rosenberg:
On behalf of Comprehensive Care Corporation (the “Company”), the following is the Company’s response to the Staff’s letter of October 6, 2005, containing the Staff’s additional comment regarding the Company’s Form 10-K filed with the Commission on August 23, 2005. If acceptable, we propose to address this comment and the comments in the Staff’s letter of September 7, 2005 in future filings as applicable with the Commission in the manner described below and in our letter dated September 21, 2005. For your convenience, the text of the Staff comment is set forth below with the Company’s response following immediately thereafter.
Managements Discussion and Analysis
Critical Accounting Estimates, page 14
Please refer to prior Comment 2. We note that capitated contracts are generally for one year periods with automatic renewal for additional one year periods unless terminated by either party and that your insurance risks appear to be long term in nature. Also, you operated at a near breakeven point in fiscal 2005 and experienced operating losses in 2004 and 2003. Please explain in disclosure type format how your analysis of contract–level experience affects your determination of fixed fees upon contract renewal. Include a discussion of contracts in a loss position or expected to be in a loss position prior to contract termination and the amount of loss recognition recorded in your financial statements (if any) for each period presented. Tell us how your accounting treatment complies with paragraphs 36-37 of SFAS 60 or paragraph 13.05 and 13.06 (Accounting For Loss Contracts) in the AICPA Audit and Accounting Guide – Health Care Organizations, as applicable.

Securities and Exchange Commission
October 20, 2005

RESPONSE: Paragraphs 36-37 of SFAS 60 “Accounting and Reporting by Insurance Enterprises” require that if a premium deficiency, defined as the excess of the present value of future costs over the present value of future receipts, exists for a long-duration contract, then a loss must be recognized in the Company’s financial statements. A long-duration contract is an extended period contract generally not subject to unilateral changes in its provisions, such as a noncancelable or guaranteed renewable contract.1 Paragraphs 13.05 and 13.06 of the “AICPA Audit and Accounting Guide – Healthcare Organizations” require that the Company recognize a loss when it may be reasonably estimated that expected future healthcare costs under a contract will exceed anticipated future revenues on the contract.
Because the Company’s contracts with its customers are typically for initial one-year terms and include a provision for cancellation by either party with 60 to 90 days’ written notice, we do not consider our contracts to be long-duration contracts. We continue to monitor, however, the profitability of our contracts on a quarterly basis for the purpose of determining the need for loss accruals, if any, for interim and annual reporting periods in accordance with the Audit and Accounting Guide for Healthcare Organizations and FASB Statement No. 5 Accounting for Loss Contingencies.
We calculate the profit or loss from a contract by subtracting healthcare costs, which consist of claims expense and other healthcare operating expenses including maintenance costs, from premium revenues. Such calculation does not include general and administrative expense, bad debt expense, or depreciation and amortization, which are further deductions to compute operating income or loss. Therefore, the Company may report an operating loss but not have any contracts where it is probable that a loss had been incurred and for which a loss could reasonably be estimated.
In response to the Staff’s comment, the Company proposes to revise its critical accounting policy disclosure to include the following:
Premium Deficiencies
The Company accrues losses under its capitated contracts when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company performs this loss accrual analysis on a specific contract basis taking into consideration such factors as future contractual revenue, projected future healthcare and maintenance costs, and each contract’s specific terms related to future revenue increases as compared to expected increases in healthcare costs. The projected future healthcare and maintenance costs are estimated based on historical trends and management’s estimate of future cost increases.
At any time prior to the end of a contract or contract renewal, if a capitated contract is not meeting its financial goals, the Company generally has the ability to cancel the contract with 60 to 90 days written notice. Prior to cancellation, the Company will usually submit

[1]	Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises,” June 1982, paragraph 7.

Securities and Exchange Commission
October 20, 2005

a request for a rate increase accompanied by supporting utilization data. Although the Company’s clients have historically been generally receptive to such requests, no assurance can be given that such requests will be fulfilled in the future in the Company’s favor. If a rate increase is not granted, the Company may terminate the contract and limit its risk to a short-term period.
On a quarterly basis, the Company performs a review of its portfolio of contracts for the purpose of identifying loss contracts and developing a contract loss reserve, if applicable, for succeeding periods. During the financial periods presented, the Company did not have any contracts where it was probable that a loss had been incurred and for which a loss could reasonably be estimated.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. We additionally acknowledge that any changes to our disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to our filing. Finally, the Company understands it may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in enhancing our overall disclosure in our filings.

Sincerely,

/s/ Robert J. Landis
Robert J. Landis
Chairman of the Board of Directors,
Chief Financial Officer and Treasurer
Comprehensive Care Corporation

CC:  Frank Wyman, Staff Accountant
         Kevin Woody, Accounting Branch Chief